U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

On July 26, 2023, Fresh2 Group Limited (the “Company”) issued a press release announcing that the appointment of Mr. Yidong Hu as its Chief Strategy Officer, effective on July 21, 2023.

The press release attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: July 26, 2023

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